UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

TIBCO SOFTWARE INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88632Q 10 3

(CUSIP Number)

DECEMBER 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

    [X]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88632Q 10 3 13G/A

    1.        Names of Reporting Persons.

    I.R.S.        Identification Nos. of above persons (entities only).

     Reuters        Group PLC

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[ ] Not applicable. (b) [ ]

      3. SEC Use Only

      4. Citizenship or Place of Organization: United Kingdom

    Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power: 1,351,475

6. Shared Voting Power: 0

7. Sole Dispositive Power: 1,351,475

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,351,475

    10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

    11.        Percent of Class Represented by Amount in Row (9): 0.6%

    12.        Type of Reporting Person (See Instructions): CO

Item 1.

    (a)        Name of Issuer: TIBCO Software Inc.

    (b)        Address of Issuer’s Principal Executive Offices:

     3303        Hillview Avenue, Palo Alto, CA 94304

Item 2.

         (a) Name of Person Filing: Reuters Group PLC

    (b)        Address of Principal Business Office or, if none, Residence:

     The Reuters Building, South Colonnade, Canary Wharf, London, E14 5EP

    (c)        Citizenship: United Kingdom

    (d)        Title of Class of Securities: Common Stock

    (e)        CUSIP Number: 88632Q 10 3

    Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     Not        Applicable

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)        Amount Beneficially Owned: 1,351,475

    (b)        Percent of class: 0.6%

    (c)        Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote: 1,351,475

    (ii)        Shared power to vote or to direct the vote: 0

    (iii)        Sole power to dispose or to direct the disposition of: 1,351,475

    (iv)        Shared power to dispose or to direct the disposition of: 0

    Item        5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

    Item        6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

    Item        7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding          Company

         See Exhibit 99.1.

    Item        8. Identification and Classification of Members of the Group

         Not applicable.

Item 9. Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

February 13, 2006

/s/ Rosemary Martin

(Signature)

Rosemary Martin, Company Secretary

(Name/Title)

Exhibit No. Exhibit

99.1 Subsidiary Chain of Ownership

Exhibit 99.1

SUBSIDIARY CHAIN OF OWNERSHIP

Of the outstanding shares of Tibco Software Inc. beneficially owned by Reuters Group PLC, as of December 31, 2005, 901,475 were held in the name of Reuters Limited, which is wholly-owned through the following chain of ownership, all of which entities are wholly-owned subsidiaries of Reuters Group PLC:

Reuters Group PLC
Reuters Holdings Limited
Reuters Limited